NEWS RELEASE

Crosshair Completes Uranium Property Acquisition
& Appoints Board Member

Dated: July 30, 2008	(AMEX: CXZ) (TSX: CXX)

Crosshair Exploration and Mining Corp. (AMEX: CXZ) (TSX: CXX) is pleased to announce that it has closed on the agreement with Universal Uranium Ltd. (“Universal”) to acquire all of Universal’s 60% interest in its Central Mineral Belt (CMB), Labrador, uranium project, consisting of approximately 4,741 claims and including the Two Time uranium deposit, which sits outside the Labrador Inuit Land area.

The Two Time Zone is the most advanced prospect within Universal’s 1,184 square kilometre land holdings in the CMB and is a joint venture partnership with Silver Spruce Resources (“Silver Spruce”), whereby Silver Spruce retains a 40% ownership. Crosshair will be the operator of the project. The Two Time Zone has an existing NI 43-101 compliant indicated resource of 2.33 million pounds of uranium (U3O8) (1.82 million tonnes grading 0.058% U3O8) and an additional inferred resource of 3.73million pounds of U3O8 (3.16 million tonnes grading 0.053% U3O8).

“We are pleased that the acquisition is complete and we look forward to expanding the Two Time Zone and also advancing a number of exciting discoveries in the area to the drill ready stage”, says Mark Morabito, CEO of Crosshair. “Together with our C Zone – Armstrong corridor, Crosshair now controls the only two NI 43-101 uranium deposits in the western portion of the CMB and both are outside the Labrador Inuit Land area.”

The Two Time Zone has a current strike length of 475 metres (m) and remains open along strike and to depth. The Two Time Zone is located approximately 17 km northwest of Crosshair’s C Zone. Significant uranium drill intercepts include:

  0.052% U3O8 over 107 m including
  0.11% U3O8 over 30 m in CMB-07-6

  0.042% U3O8 over 109 m including
  0.10% U3O8 over 32 m in CMB-07-14

The complete resource estimate can be found in the NI 43-101 report entitled Technical Report on the CMBNW Property, Labrador, Canada dated June 12, 2008, as filed on SEDAR on June 13, 2008 by both Universal and Silver Spruce.

Acquisition Details

As consideration for Universal’s interest in the Property, Crosshair paid to Universal CDN$500,000 and issued 10,000,000 common shares and 7,500,000 warrants. Each warrant entitles Universal to purchase an additional common share in the capital of Crosshair at CDN$1.00 per share for a period of three years from Closing subject to early expiry in the event that the average trading price of Crosshair’s common shares exceeds CDN$2.00 for a period of 20 days while the warrants are outstanding. The securities issued to Universal are subject to escrow for two years following the Closing, to be released in equal tranches in three month intervals. Universal will grant Crosshair’s management a voting proxy over any Crosshair shares it holds or acquires on exercise of the warrants. These escrow and voting provisions will expire if Universal distributes the securities to its shareholders. Universal will retain a 2% net smelter return royalty on its 60% interest in the Property, 0.5% of which may be purchased by Crosshair for CDN$1,000,000.

Separately, Crosshair has also purchased, by way of private placement, 2,222,222 units of Universal at a price of CDN$0.45 per unit. Each unit consists of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of CDN$0.65 per Universal Warrant for a period of 24 months.

Appointment of New Director

Crosshair is also pleased to announce the appointment of Ron Atlas to the Board of Directors of Crosshair, effective immediately. Mr. Atlas is the Chairman and CEO of Universal. Mr. Atlas received his CPA designation from the University of Illinois and his Juris Doctorate from DePaul University in Chicago Illinois. Mr. Atlas is an independent businessperson and an Attorney in the State of Illinois, U.S.A.

Stepping aside to make room for Mr. Atlas’s appointment will be Stewart Wallis. Mr. Wallis has been a member of the Board since 2003 and the Board of Directors would like to thank Mr. Wallis for his exemplary service for the last 5 years.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador - Canada's most promising emerging uranium district. The 720 sq km CMB Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization. 92% of Crosshair’s property and all of its principal assets (including the Two Time Zone) fall outside of Labrador Inuit Lands. These assets are therefore not directly impacted by the Nunatsiavut Government’s recent decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred Resources are in addition to Measured and Indicated Resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.